UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (RULE 13D-107)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Xplore Technologies Corp.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

983950205

(CUSIP Number)

Andrea Goren Phoenix Venture Fund LLC 110 East 59th Street Suite 1901 New York, New York 10022 (212) 759-1909	Jonathan J. Russo, Esq. Thelen Reid Brown Raysman & Steiner 875 Third Avenue New York, New York 10022 (212) 603-2227

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 21, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on Following Pages)

CUSIP No. 983950205

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Phoenix Venture Fund LLC 05-0577719

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 51,222,273(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 51,222,273(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 51,222,273

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 44.5%

14.	Type of Reporting Person (See Instructions) OO

(1) Includes 2,092,806 shares of Common Stock, warrants to purchase 14,777,453 shares of Common Stock, 31,032,014 shares of Common Stock issuable upon conversion of 31,032,014 shares of Series A Convertible Preferred Stock and 3,320,000 shares of Common Stock issuable upon conversion of 3,320,000 shares of Series C Convertible Preferred Stock.

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CUSIP No. 983950205

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Philip S. Sassower N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 17,545,971(2)

	8.	Shared Voting Power 51,882,273(3)

	9.	Sole Dispositive Power 17,545,971(2)

	10.	Shared Dispositive Power 51,882,273(3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 69,428,244

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 53.4%

14.	Type of Reporting Person (See Instructions) IN

(2) Includes 307,520 shares of Common Stock owned by Mr. Sassower, 2,348,790 shares of Common Stock owned by Phoenix Enterprises Family Fund, LLC, an entity controlled by Mr. Sassower, 488,599 shares of Common Stock owned by The Philip S. Sassower 1996 Charitable Remainder Annuity Trust, an entity controlled by Mr. Sassower, 1,368,550 shares of Common Stock issuable upon conversion of 1,368,550 shares of Series A Convertible Preferred Stock owned by Mr. Sassower, 5,171,847 shares of Common Stock issuable upon conversion of 5,171,847 shares of Series A Convertible Preferred Stock owned by Phoenix Enterprises Family Fund, LLC, 7,135,973 shares of Common Stock issuable upon conversion of 7,135,973 shares of Series A Convertible Preferred Stock owned by The Philip S. Sassower 1996 Charitable Remainder Annuity Trust, 200,000 shares of Common Stock that Mr. Sassower has the right to acquire under outstanding options and 524,692 shares of Common Stock that The Philip S. Sassower 1996 Charitable Remainder Annuity Trust has the right to acquire under outstanding warrants.

(3) Includes 51,222,273 shares beneficially owned by Phoenix Venture Fund LLC (“Phoenix”) and (660,000 shares beneficially owned by SG Phoenix LLC ("SG Phoenix").  Mr. Sassower is the co-manager of the managing member of Phoenix and the co-manager of SG Phoenix.  Mr. Sassower disclaims any beneficial ownership of the securities owned by Phoenix and SG Phoenix.

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CUSIP No. 983950205

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Andrea Goren N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 210,000(4)

	8.	Shared Voting Power 51,882,273(5)

	9.	Sole Dispositive Power 210,000(4)

	10.	Shared Dispositive Power 51,882,273(5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,092,273

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 44.9%

14.	Type of Reporting Person (See Instructions) IN

(4) Includes 10,000 shares of Common Stock owned by Mr. Goren and 200,000 shares of Common Stock that Mr. Goren has the right to acquire under outstanding options.

(5) Includes 51,222,273 shares benefically owned by Phoenix Venture Fund LLC (“Phoenix”) and 660,000 shares benefically owned by SG Phoenix LLC ("SG Phoenix").  Mr. Goren is the co-manager of the managing member of Phoenix and the co-manager of SG Phoenix.  Mr. Goren disclaims any beneficial ownership of the securities owned by Phoenix and SG Phoenix.

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CUSIP No. 983950205

Item 1.	Security and Issuer

The class of equity securities to which this statement (this “Statement”) relates is the common stock, par value $0.001 per share (the “Common Stock”), of Xplore Technologies Corp., a Delaware corporation (the “Issuer”).  The principal executive office of the Issuer is located at 14000 Summit Drive, Suite 900, Austin, Texas 78728.

Item 2.	Identity and Background

This Statement is filed by Phoenix Venture Fund LLC, a Delaware limited liability company (“Phoenix”), Philip S. Sassower, a U.S. citizen (“Mr. Sassower”), and Andrea Goren, a U.S. citizen (“Mr. Goren”).  The principal business of Phoenix is to invest in and advise small cap public companies.  The principal office of Phoenix is located at 110 East 59th Street, Suite 1901, New York, New York 10022.  The address of Mr. Sassower is 110 East 59th Street, Suite 1901, New York, New York 10022.  The address of Mr. Goren is 131 Riverside Drive, Apt. 10C, New York, New York 10024.

During the five years prior to the date hereof, none of Phoenix, Mr. Sassower or Mr. Goren have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On September 21, 2007, Phoenix purchased 3,320,000 units, consisting of 3,320,000 shares of Series C Convertible Preferred Stock of the Issuer and a warrant to purchase 1,660,000 shares of Common Stock (the “Warrant”) pursuant to a Subscription Agreement dated September 18, 2007, a copy of which is filed as an exhibit hereto, for an aggregate purchase price of $1,660,000.  The Warrant is exercisable immediately, has an exercise price of $0.50 and will terminate on September 21, 2009 and the Series C Convertible Preferred Stock is convertible into shares of Common Stock on a one-for-one basis at any time, subject to adjustment for stock dividends, splits, combinations and similar events.  Phoenix purchased the Series C Preferred Stock and the Warrant with working capital.

Mr. Sassower and Mr. Goren are the co-managers of the managing member of Phoenix.  Both Mr. Sassower and Mr. Goren disclaim any beneficial ownership of the securities held by Phoenix.

Item 4.	Purpose of Transaction

The Series C Convertible Preferred Stock and Warrant of the Issuer to which this Statement relates were acquired by Phoenix in connection with a private placement by the Issuer of 14,774,000 shares of Series C Convertible Preferred Stock and warrants to purchase 7,387,000 shares of Common Stock. The Company sold the shares of Series C Convertible Preferred Stock and warrants to investors in Units, at a price of $0.50 per Unit. Each Unit consisted of one share of Series C Convertible Preferred Stock and one warrant to purchase one-half of one share of Common Stock. Phoenix purchased 3,320,000 Units for $1,660,000.

Except as set forth in this Statement, Phoenix does not presently have any specific plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

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CUSIP No. 983950205

Mr. Sassower and Mr. Goren are the co-managers of the managing member of Phoenix. Both Mr. Sassower and Mr. Goren disclaim any beneficial ownership of the securities held by Phoenix.

Item 5.	Interest in Securities of the Issuer

(a)  Phoenix, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially owns Common Stock, Series A Convertible Preferred Stock, Series C Convertible Preferred Stock and warrants exercisable or convertible into an aggregate of 51,222,273 shares of Common Stock representing approximately 44.5% of the outstanding shares of Common Stock.  Of these 51,222,273 shares of Common Stock, 49,129,467 such shares represent shares of Common Stock that Phoenix has the right to acquire.

Mr. Sassower, for the purposes of Rule 13d-3 promulgated under the Exchange Act, beneficially owns Common Stock, Series A Convertible Preferred Stock, Series C Convertible Preferred Stock, options and warrants exercisable or convertible into Common Stock for an aggregate of 69,428,244 shares of Common Stock representing approximately 53.4% of the outstanding Common Stock of the Issuer.  14,401,062 such shares of Common Stock represent shares of Common Stock that Mr. Sassower has the right to acquire, 49,129,467 such shares of Common Stock represent shares of Common Stock that Phoenix has the right to acquire and 660,000 such shares of Common Stock represent shares of Common Stock that SG Phoenix LLC has the right to acquire.  Mr. Sassower is the co-manager of the managing member of Phoenix and the co-manager of SG Phoenix LLC.  Mr. Sassower disclaims any beneficial ownership of the securities owned by Phoenix and SG Phoenix LLC.

Mr. Goren, for the purposes of Rule 13d-3 promulgated under the Exchange Act, beneficially owns Common Stock, Series A Convertible Preferred Stock, Series C Convertible Preferred Stock, options and warrants exercisable or convertible into Common Stock for an aggregate of 52,092,273 shares of Common Stock representing 44.9% of the outstanding Common Stock of the Issuer.  200,000 such shares of Common Stock represent shares of Common Stock that Mr. Goren has the right to acquire, 49,129,467 such shares of Common Stock represent shares of Common Stock that Phoenix has the right to acquire and 660,000 such shares of Common Stock represent shares of Common Stock that SG Phoenix LLC has the right to acquire.  Mr. Goren is the co-manager of the managing member of Phoenix and the co-manager of SG Phoenix LLC.  Mr. Goren disclaims any beneficial ownership of the securities owned by Phoenix and SG Phoenix LLC.

(b)  Phoenix has the shared power to vote and the shared power to dispose of 51,222,273 shares of Common Stock.

Mr. Sassower has the sole power to vote and the sole power to dispose of 17,545,971 shares of Common Stock and has the shared power to vote and the shared power to dispose of 51,882,273 shares of Common Stock.

Mr. Goren has the sole power to vote and the sole power to dispose of 210,000 shares of Common Stock and has the shared power to vote and the shared power to dispose of 51,882,273 shares of Common Stock.

(c)  Except for the information with respect to the acquisition by Phoenix, as set forth in Items 3 and 4, which is hereby incorporated by reference, none of Phoenix, Mr. Sassower or Mr. Goren has effected any transaction relating to the Common Stock during the past 60 days.

(d)           Not applicable.

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CUSIP No. 983950205

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Phoenix is party to a Registration Rights Agreement with the Issuer dated as of September 21, 2007, pursuant to which the Issuer has agreed to provide registration rights with respect to the shares of Common Stock underlying the Series C Convertible Preferred Stock and the Warrant and the shares of Common Stock underlying the Series A Convertible Preferred Stock held by Phoenix.

Item 7.	Material to Be Filed as Exhibits

Exhibit A – Subscription Agreement dated as of September 18, 2007, between the Issuer and Phoenix.

Exhibit B – Registration Rights Agreement dated as of September 21, 2007, between the Issuer and the parties thereto, including Phoenix.

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CUSIP No. 983950205

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: October 1, 2007
PHOENIX VENTURE FUND LLC

By: SG Phoenix Ventures LLC, its Managing Member

	By:	/s/ Andrea Goren
Name: Andrea Goren
Title: Managing Member

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CUSIP No. 983950205

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: October 1, 2007

/s/ Philip S. Sassower
Philip S. Sassower

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CUSIP No. 983950205

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: October 1, 2007

/s/ Andrea Goren
Andrea Goren

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EXHIBIT A

SUBSCRIPTION AGREEMENT

PRIVATE PLACEMENT OF SERIES C PREFERRED STOCK AND WARRANTS

OF

XPLORE TECHNOLOGIES CORP.

Subscriber: Phoenix Venture Fund LLC	Amount of Subscription $1,660,000
(Purchase Price)

Xplore Technologies Corp.
14000 Summit Drive, Suite 900
Austin, Texas 78728
Attn: Michael J. Rapisand

Gentlemen:

1.              SUBSCRIPTION

a.               The undersigned (sometimes referred to herein as “Purchaser”), intending to be legally bound, irrevocably subscribes for and agrees to purchase 3,320,000 Units, each consisting of one share of Series C Convertible Preferred Stock, $.001 par value per share (the “Series C Preferred”), and one warrant to purchase one-half of one share of common stock (the “Warrants” and together with the Series C Preferred, the “Securities” or the “Units”) of Xplore Technologies Corp., a Delaware corporation (the “Company”), at  the purchase price of $0.50 per Unit (the “Purchase Price”), offered by the Company (the “Offering”) on the terms and conditions described that certain Confidential Private Placement Memorandum dated July 3, 2007 (the “Memorandum”). The undersigned herewith delivers to the Company the Purchase Price required to purchase the Securities subscribed for hereunder by delivery to the Company of a check or certified funds in the amount of the Purchase Price. The minimum investment is $100,000 unless otherwise determined in the sole discretion of the Company.

2.              ACCREDITED INVESTOR REPRESENTATIONS

a.               In order to ensure that the Securities are sold pursuant to an appropriate exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”), and in accordance with Regulation D promulgated thereunder (“Regulation D”), the undersigned represents and warrants that the undersigned is an accredited investor described within one of the following categories:

i.                  A bank as defined in Section 3(a)(2) of the Securities Act, or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Securities Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); any insurance company as defined in Section 2(a)(13) of the Securities Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in Section 2(a)(48) of that Act; any Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000; any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 (“ERISA”) if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of ERISA, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

ii.               A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

iii.            An organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the Securities, with total assets in excess of $5,000,000;

iv.           A director or executive officer of the Company;

v.              A natural person whose individual net worth, or joint net worth with that person’s spouse at the time of the purchase of the Securities, exceeds $1,000,000;

vi.           A natural person who had an individual income (exclusive of any income earned by their spouse) in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse in excess of $300,000 in each of the two most recent years and has a reasonable expectation of reaching the same income level in the current year;

vii.        A trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the Securities, whose purchase is directed by a sophisticated person as described in Rule 505(b)(2)(ii) of Regulation D; or

viii.     An entity in which all of the equity owners are accredited investors.

b.              The undersigned certifies that this representation is true and correct and hereby agrees to notify the Company of any change which occurs in such information prior to the Company’s acceptance of this subscription.

3.              GENERAL REPRESENTATIONS AND WARRANTIES

The undersigned hereby acknowledges, represents and warrants to and agrees with the Company, with full knowledge that the Company intends to rely hereon, as follows:

(a)                                  The undersigned is acquiring the Securities for the undersigned’s own account as principal, for investment purposes only, and not with a view to, or for, resale or distribution of all or any part of the Securities, and no other person has a direct or indirect beneficial interest in such Securities.

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(b)                                 The undersigned acknowledges its understanding that the Securities are being offered and sold without registration under the Securities Act or the securities laws of any state, in reliance upon the exemptions from the registration provisions of the Securities Act and the regulations thereunder afforded by Section 4(2) of the Securities Act and Regulation D promulgated thereunder, and that such reliance is predicated in part on the undersigned’s representations and warranties set forth in this Subscription Agreement.

(c)                                  The undersigned will not sell or otherwise transfer the Securities without registration under the Securities Act, or satisfying an exemption therefrom and fully understands and agrees that the undersigned must bear the economic risk of the undersigned’s purchase of the Securities for an indefinite period of time.

(d)                                 The undersigned agrees to the placement of the following legend on any certificate representing the Securities:

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY APPLICABLE STATE SECURITIES LAWS AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN COMPLIANCE WITH ALL APPLICABLE STATE SECURITIES LAWS.

(e)                                  The undersigned has the financial ability to bear the economic risk of the investment by the undersigned in the Securities, has adequate means for providing for the undersigned’s current needs and contingencies and has no need for liquidity with respect to the undersigned’s investment in the Securities.

(f)                                    If the undersigned is:

i.        an individual, the undersigned is at least 21 years of age, and a bona fide resident of the state set forth on the signature page hereof, the address set forth is the undersigned’s true and correct residence address; and the undersigned is legally empowered to enter into binding contracts pursuant to the laws of such state; or

ii.     a corporation, limited liability company, partnership, trust, qualified plan or other entity, it is formed and validly subsisting under the laws of its jurisdiction of formation, it is authorized and qualified to become a holder of Securities, it has not been formed for the sole purpose of acquiring the Securities, and the person signing this Subscription Agreement on its behalf has been duly authorized to do so.

(g)                                 Any information which the undersigned has heretofore furnished and herewith furnishes to the Company with respect to the undersigned’s financial position and business experience is correct and complete as of the date of this Subscription Agreement and if there should be any material change in such information prior to issuance to the undersigned of Securities, the undersigned will immediately furnish such revised or corrected information to the Company.

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(h)                                 The undersigned acknowledges that the undersigned has not purchased the Securities as a result of any general solicitation or general advertising.

(i)                                     The undersigned’s overall commitment to investments which are not readily marketable is not disproportionate to the undersigned’s net worth, and the undersigned’s prospective investment in the Company will not cause such overall commitment to become excessive.

(j)                                     Nothing contained herein should be construed as tax advice to the undersigned; and the undersigned represents and warrants that the undersigned has secured independent tax advice related to its purchase of the Securities and the underlying securities of the Company; that the Securities are speculative investments which involve a high degree of risk, including, without limitation, the risk of loss of the undersigned’s entire investment; and that no governmental agency has made any finding or determination as to the fairness of the investment, nor any recommendation or endorsement of the Securities.

(k)                                  The entering into of this Subscription Agreement and the transactions contemplated hereby will not result in the violation of any of the terms and provisions of any law applicable to, or the constating documents of, the undersigned or of any agreement, written or oral, to which the undersigned may be a party or by which the undersigned is bound.

(l)                                     The undersigned:

i.                  has been furnished with, has carefully read and understands the Memorandum and this Subscription Agreement, and has relied solely on the information included therein and herein;

ii.               has been given the opportunity to ask questions of and receive answers from the Company concerning the terms and conditions of the Offering, and has been given the opportunity to obtain such additional information necessary for the undersigned to evaluate the merits and risks of investment in the Securities to the extent that the Company possesses such information or can acquire it without unreasonable effort or expense and such information has not been furnished with any other offering literature except as referred to herein;

iii.            has not relied on any oral representation, warranty or information in connection with the Offering from the Company, or any officer, employee, agent, representative or affiliate of the Company;

iv.           has determined the Securities are a suitable investment for the undersigned and that at this time the undersigned can bear a complete loss of the undersigned’s entire investment therein;

v.              must bear the substantial economic risks of the investment in the Securities indefinitely because the Securities may not be sold or otherwise disposed of unless registered under the Securities Act and applicable state securities laws or an exemption from such registration is available; and

vi.           has such knowledge and experience in financial and business matters that the undersigned is capable of evaluating the merits and risks of the undersigned’s investment in the Securities.

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(m)                               To the extent that the undersigned has not sought specific information regarding the Company, the Offering or the Securities, the undersigned represents that it had no interest in doing so and that such matters are not material to the undersigned in connection with an investment in the Securities.

(n)                                 The undersigned agrees to notify the Company upon the occurrence of any event which would cause any of the undersigned’s foregoing representations or warranties to be false or incorrect.

(o)                                 The undersigned acknowledges and agrees that the foregoing acknowledgments, representations, warranties and agreements shall survive the closing at which the Securities are issued.

4.              SUBSCRIPTION IRREVOCABLE BY SUBSCRIBER BUT SUBJECT TO ACCEPTANCE OR REJECTION BY THE COMPANY

a.               This Subscription Agreement is not, and shall not be, revocable by the Purchaser. The Purchaser intends to be legally bound by this Subscription Agreement.

b.              The Company, in its sole discretion, has the right to accept or reject this subscription, in whole or in part, for any reason whatsoever. If this subscription is rejected in whole or the Offering is terminated, all funds received from the Purchaser will be returned without interest, expense or deduction, and this Subscription Agreement shall thereafter be of no further force or effect. If this subscription is rejected in part, the funds for the rejected portion of this subscription will be returned without interest, expense or deduction, and this Subscription Agreement will continue in full force and effect to the extent this subscription was accepted.

5.              DEPOSIT OF FUNDS

When accepted and upon closing of the Offering, the amounts of all subscriptions will be immediately available for use by the Company. Until the closing of the Offering, the Company may invest the amounts of subscriptions in short term investment grade securities.

6.              BLUE SKY QUALIFICATION

The purchase of Securities under this Subscription Agreement is expressly conditioned upon the exemption from qualification of the offer and sale of the Securities under applicable Federal and state securities laws. The Company shall not be required to qualify this transaction under the securities laws of any jurisdiction and, should qualification be necessary, the Company shall be released from any and all obligations to maintain its offer, and may rescind any sale contracted, in such jurisdiction.

7.              AGREEMENT TO INDEMNIFY AND HOLD HARMLESS

The undersigned agrees to indemnify and hold harmless the Company, its affiliates and their respective directors, officers, employees, agents, members, controlling persons and representatives (the Company and each such person, an “Indemnified Party,” and collectively, the “Indemnified Parties”), from and against any and all losses, claims, damages, liabilities and expenses whatsoever (including, but not limited to, any and all expenses whatsoever reasonably incurred investigating, preparing or defending against any litigation commenced or threatened or any claim whatsoever), joint or several, as incurred, to which any such Indemnified Parties may

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become subject under any applicable United States federal or state law or the laws of any other domestic or foreign jurisdiction, or otherwise, and related to or arising out of or based upon any false representation, warranty or acknowledgment, or breach or failure by the undersigned to comply with any covenant or agreement made by the undersigned herein or in any other document furnished by the undersigned to any of the foregoing in connection with the Offering and the transactions contemplated thereby.

8.              GOVERNING LAW, ETC.

This Subscription Agreement shall be governed by, and construed in accordance with, the laws of the State of New York applicable to agreements made and to be performed wholly within such State, without giving effect to conflicts of law principles. This Subscription Agreement may be executed in two or more counterparts, each of which will constitute an original, but all of which, when taken together, will constitute but one instrument. All captions and section headings are for convenience only. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require. This Subscription Agreement is not transferable or assignable by the Purchaser. If the Purchaser is more than one person, the obligations of the Purchaser shall be joint and several and the representations, warranties and agreements herein contained shall be deemed to be made by and be binding upon each such person and each such person’s heirs, executors, administrators and successors and assigns.

[Certification Page Follows]

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ACCREDITED INVESTOR CERTIFICATION

(Please initial one of the following  statements)

A.                         Individual Investors. The undersigned hereby certifies that he or she is an accredited investor because he or she:

1.☐                           had individual income (exclusive of any income earned by their spouse) of more than $200,000 in each of the most recent two years and reasonably expects to have an individual income in excess of $200,000 for the current year.

2.☐                           had joint income with their spouse in excess of $300,000 in each of the most recent two years and reasonably expect to have joint income with their spouse in excess of $300,000 for the current year.

3.☐                           has an individual net worth, or with their spouse has a joint net worth, in excess of $1,000,000.

4.☐                           is a director or executive officer of the Company.

B.                           Partnerships, corporations, trusts or other entities. The undersigned hereby certifies that it is an accredited investor because it is:

1.☐                           an “employee benefit plan” (within the meaning of ERISA) with total assets in excess of $5,000,000.

2.☐                           an “employee benefit plan” (within the meaning of ERISA) whose investment decisions are made by a plan fiduciary (as defined in Section 3(21) of ERISA) which is either a bank, savings and loan association, insurance company or registered investment adviser.

3.☐                           a self-directed “employee benefit plan” (within the meaning of ERISA) whose investment decisions are made solely by persons that are accredited investors.

4.☐                           an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, not formed for the specific purpose of acquiring the Securities, with total assets in excess of $5,000,000.

5.☐                           a corporation, partnership or Massachusetts or similar business trust, not formed for the specific purpose of acquiring the Securities, with total assets in excess of $5,000,000.

6.☐                           a trust, not formed for the specific purpose of acquiring the Securities, with total assets in excess of $5,000,000, whose purchase is directed by a person who has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of an investment in the Securities.

7.☐                           a bank (as defined under Section 3(a)(2) of the Securities Act) or a savings and loan association or other institution (as defined in Section 3(a)(5)(A) of the Securities Act) whether acting in its individual or fiduciary capacity.

8.☐                           a broker dealer registered pursuant to Section 15 of the Exchange Act.

9.☐                           an insurance company (as defined in Section 2(a)(13) of the Securities Act).

7

10.☐                     an investment company registered under the Investment Company Act of 1940, or a business development company as defined in Section 2(a)(48) that Act.

11.☐                     a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958.

12.☐                     a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, with total assets in excess of $5,000,000.

13.☐                     a private business development company (as defined in Section 202(a)(22) of the Investment Advisers Act of 1940).

14.☒                   an entity in which all of the equity owners are accredited investors.

8

SUBSCRIPTION SIGNATURE PAGE

Private Placement of Series C Convertible Preferred Stock and Warrants

of

Xplore Technologies Corp.

The undersigned, desiring to purchase shares of Series C Convertible Preferred Stock and Warrants of the Company pursuant to the terms of the Memorandum and this Subscription Agreement, hereby agrees to all the terms of this Subscription Agreement and, upon acceptance of the Subscription Agreement by the Company, agrees to be bound by the terms and provisions thereof.

By executing this Subscription Signature Page, the undersigned hereby:

A.                                   executes, adopts and agrees to all terms, conditions and representations of this Subscription Agreement, and

B.                                     subscribes for 3,320,000 Units, at a purchase price of $0.50 per Unit, each Unit consisting of one share of Series C Convertible Preferred Stock and one Warrant to purchase one-half of one share of common stock of the Company at an exercise price of $0.50 per share.

If the Purchaser is an INDIVIDUAL, and if purchased as JOINT TENANTS, as TENANTS IN COMMON, or as COMMUNITY PROPERTY:

Print Name	Print Name

Signature of Purchaser	Signature of Purchaser

Social Security Number	Social Security Number

Date

(Address)

9

If the Purchaser is a PARTNERSHIP, CORPORATION, TRUST, LIMITED LIABILITY PARTNERSHIP or LIMITED LIABILITY COMPANY:

Phoenix Venture Fund LLC		05-0577719
Name of Partnership, Corporation, Trust, LLP or LLC		Federal Taxpayer Identification Number

By:	/s/Andrea Goren
Name: Andrea Goren
Title: Member of SG Phoenix Ventures
LLC, its Managing Member

9/18/07
Date

110 East 59th Street, Suite 1901

New York, New York 10022

(Address)

ACCEPTED AND AGREED TO:

this 21st day of September, 2007

XPLORE TECHNOLOGIES CORP.

By:	/s/ Michael J. Rapisand
Michael J. Rapisand
Chief Financial Officer

10

EXHIBIT B

REGISTRATION RIGHTS AGREEMENT

This REGISTRATION RIGHTS AGREEMENT (this “Agreement”), is dated as of September 21, 2007, by and among Xplore Technologies Corp., a Delaware corporation (the “Company”), and each party set forth on the signature pages hereto (each, a “Holder”, and collectively, the “Holders”).

WHEREAS:

A. Pursuant to a Subscription Agreement (the “Subscription Agreement”) by and between the Company and each subscriber thereto (each, an “Investor”, and collectively, the “Investors”), entered into in connection with a private placement conducted by the Company (the “Offering”), each Investor has agreed to subscribe for and the Company has agreed to, upon the terms and conditions set forth in the Subscription Agreement, issue and sell to the Investor: (i) shares of the Company’s Series C Convertible Preferred Stock, par value $0.001 per share (the “Series C Preferred Stock”), which are convertible into shares of the Company’s common stock (the “Conversion Shares”), in accordance with the terms of the Company’s Certificate of Designation of the Series C Preferred Stock; and (ii) warrants (the “Warrants”) to purchase shares of the Company’s common stock, at an exercise price of $0.50 per share (the “Warrant Shares”), in accordance with the terms of the Warrants.

B. In connection with the Offering, the Company has issued to the Selling Agents warrants (the “Selling Agent Warrants”) to purchase an aggregate of 226,440 shares of the Company’s common stock (the “Selling Agent Warrant Shares”), at an exercise price of $0.50 per share, in accordance with the terms of the Selling Agent Warrants.

C. In connection with the Offering, the Company has issued to SG Phoenix LLC warrants (the “Phoenix Warrants”) to purchase 660,000 shares of the Company’s common stock (the “Phoenix Warrant Shares”), at an exercise price of $0.50 per share, in accordance with the terms of the Phoenix Warrants.

D. In order to induce each Investor to enter into a Subscription Agreement, the Company has agreed to provide the registration rights set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual promises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and each of the Holders hereby agree as follows:

1.             Registration Rights.

(a)           Initial Registration. Promptly following the consummation of the Offering, the Company will file a Registration Statement with the Securities and Exchange Commission (the “SEC”) covering the sale of the Registrable Securities by the Holders, the sale of all of the shares of the Company’s Series A Preferred Stock and Series B Preferred Stock issued and outstanding as of the date hereof by the holders thereof and the sale of the shares of common stock issuable upon the exercise of warrants issued to Legend Merchant Group (subject to shareholder approval) to purchase up to 2.5 million shares of the Company’s common stock. The Company agrees to use its commercially reasonable efforts to cause such Registration Statement to be declared effective by the SEC as soon as reasonably practicable and to keep such Registration Statement effective for a period of six (6) months after it is declared effective.

(b)           Piggyback Registration. If during the period commencing 180 days after the consummation of a Qualified Public Offering and ending on the three year anniversary of the date hereof, the Company proposes to register any of its securities (including any proposed registration of the Company’s securities for the benefit of any stockholder) under the Securities Act (other than in connection with registrations on Form S-4, Form S-8 or any successor or similar forms), and the registration form to be used may be used for the registration of Registrable Securities, the Company shall give written notice to all Holders holding Registrable Securities of its intention to effect such a registration and shall, subject to the terms of this Agreement, include in such registration all Registrable Securities with respect to which the Company has received written requests for inclusion therein within 20 days after the delivery of the Company’s notice; provided, however, that the Company has received written requests from Holders holding at least a majority of the then outstanding Registrable Securities (a “Piggyback Registration”).

(c)           Priority on Primary Registrations. If a Piggyback Registration is an underwritten primary registration on behalf of the Company, and the managing underwriter advises the Company in writing that, in its opinion, the total number of securities requested to be included in such registration exceeds the number which can be sold in an orderly manner in such offering within a price range acceptable to the Company, then the Company shall include in such registration (i) first, the securities the Company proposes to sell, (ii) second, the Registrable Securities requested by the Holders thereof to be included in such registration, pro rata among such Holders, and (iii) third, any other securities requested to be included in such registration.

(d)           Priority on Secondary Registrations. If a Piggyback Registration is an underwritten secondary registration on behalf of holders of the Company’s securities other than the Holders (“Other Holders”), and the managing underwriter advises the Company in writing that, in its opinion, the total number of securities requested to be included in such registration exceeds the number which can be sold in an orderly manner in such offering within a price range acceptable to a majority of the securities held by the Other Holders to be included in such registration, then the Company shall include in such registration (i) first, the securities requested by the Other Holders to be included in such registration, pro rata among the Other Holders, (ii) second, the Registrable Securities requested by the Holders thereof to be included in such registration, pro rata among such Holders, and (iii) third, any other securities requested to be included in such registration.

2.             Holdback Agreement. During the term of this Agreement, each Holder agrees not to effect any public sale or distribution (including sales pursuant to Rule 144, short sales, and other derivative transactions) of equity securities of the Company, or any securities, options or rights convertible into or exchangeable or exercisable for such securities, during the seven days prior to and the 180-day period beginning on the effective date of any underwritten registration (except as part of such underwritten registration), to the extent requested by the managing underwriter in an underwritten registered public offering.

3.             Registration Procedures. In connection with any Piggyback Registration, the Company shall:

(a)           notify in writing each Seller of Registrable Securities of the effectiveness of the applicable Registration Statement and prepare and file with the SEC such amendments and supplements to such Registration Statement and the prospectus used in connection therewith as may be necessary to keep such Registration Statement effective for a period of not less than 180 days and comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement during such period in accordance with the intended methods of disposition by the sellers thereof set forth in such Registration Statement;

(b)           furnish to each Seller of Registrable Securities such number of copies of the applicable Registration Statement, each amendment and supplement thereto, the prospectus included in such Registration Statement (including each preliminary prospectus) and such other documents as such seller may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Seller;

(c)           use commercially reasonable efforts to register or qualify such Registrable Securities under such other securities or blue sky laws of such jurisdictions in the United States or Canada as any Seller reasonably requests and do any and all other acts and things which may be reasonably necessary or advisable to enable such Seller of Registrable Securities to consummate the disposition in such jurisdictions of the Registrable Securities owned by such Seller of Registrable Securities (provided that the Company shall not be required to (i) qualify to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 3(c), (ii) subject itself to taxation in any such jurisdiction, or (iii) consent to general service of process in any such jurisdiction);

(d)           promptly notify in writing each Seller of Registrable Securities, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus included in the applicable Registration Statement contains an untrue statement of a material fact or omits any fact necessary to make the statements therein not misleading in light of the circumstances under which they were made, and to prepare and furnish to each such Seller a reasonable number of copies of a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus will not contain an untrue statement of a material fact or omit to state any fact necessary to make the statements therein not misleading in light of the circumstances under which they were made;

(e)           cause all such Registrable Securities to be listed on each securities exchange and trading system on which similar securities issued by the Company are then listed; and

(f)            in the event of the issuance of any stop order suspending the effectiveness of a Registration Statement, or of any order suspending or preventing the use of any related prospectus or suspending the qualification of any equity securities included in such Registration Statement for sale in any jurisdiction, the Company shall use commercially reasonable efforts to obtain the withdrawal of such order.

4.             Obligations of the Holders.

(a)           At least five (5) business days prior to the first anticipated filing date of a Registration Statement which includes Registrable Securities pursuant to the terms of Section 1 hereof, the Company shall notify each Holder in writing of the information the Company requires from each such Holder if such Holder elects to have any of such Holder’s Registrable Securities included in such Registration Statement. It shall be a condition precedent to the obligations of the Company to complete the registration pursuant to this Agreement with respect to the Registrable Securities of a particular Holder that such Holder shall furnish to the Company such information regarding itself, the Registrable Securities held by it and the intended method of disposition of the Registrable Securities held by it as shall be reasonably required in accordance with the Securities Act to effect the effectiveness of the registration of such Registrable Securities and shall execute such documents in connection with such registration as the Company may reasonably request.

(b)           Each Holder shall cooperate with the Company as reasonably requested by the Company in connection with the preparation and filing of any Registration Statement hereunder, unless such Holder has notified the Company in writing of such Holder’s election to exclude all of such Holder’s Registrable Securities from such Registration Statement.

(c)           Each Holder agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 3(d), such Holder will immediately discontinue disposition of its Registrable Securities pursuant to any Registration Statement covering such Registrable Securities until such Holder’s receipt of the copies of the supplemented or amended prospectus contemplated by Section 3(d) or receipt of notice that no supplement or amendment is required.

(d)           Each Holder shall comply with the prospectus delivery requirements of the Securities Act as applicable to it in connection with sales of Registrable Securities pursuant to the Registration Statement.

5.             Registration Expenses. All reasonable expenses (other than underwriting discounts and commissions, stock transfer taxes, and any attorneys’ fees of the Sellers) incurred in connection with registrations, filings or qualifications pursuant to this Agreement, including, without limitation, all registration, listing and qualifications fees, printers and accounting fees, and fees and disbursements of counsel for the Company, shall be paid by the Company.

6.             Indemnification.

(a)           The Company agrees to indemnify and hold harmless, to the fullest extent permitted by law, each Seller, its officers, directors, agents, partners and employees, and each Person who controls such Seller (within the meaning of the Securities Act) against all losses, claims, damages, liabilities, and expenses (or actions or proceedings, whether commenced or threatened, in respect thereof) to which any such indemnified party becomes subject under the Securities Act or otherwise (collectively, “Losses”) arising out of or based upon (i) any untrue, or alleged untrue, statement of a material fact contained in any Registration Statement, prospectus or preliminary prospectus (as amended or supplemented), or arising out of or related to any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, or (ii) any violation or alleged violation by the Company of the Securities Act or any state securities law, or any rule or regulation thereunder, in connection with the performance of its obligations under this Agreement; provided, that the Company shall not be liable in any such case to the extent that any such Losses result from, arise out of or are based upon an untrue statement or omission made in such Registration Statement, prospectus or preliminary prospectus, or amendment or supplement thereto, in reliance upon, and in conformity with, written information prepared and furnished in writing to the Company by a Seller of Registrable Securities expressly for use therein or by such Seller’s failure to deliver a copy of the Registration Statement or prospectus or any amendments or supplements thereto after the Company has furnished such Seller with copies of the same.

(b)           In connection with any Registration Statement in which a Seller is participating, each such Seller agrees to, severally and not jointly, indemnify and hold harmless, to the fullest extent permitted by law, the Company, its directors, officers, agents and employees, and each Person, if any, who controls the Company (within the meaning of the Securities Act) against any Losses arising out of or based upon (i) such Seller’s failure to comply with the prospectus delivery requirements of the Securities Act or (ii) any untrue, or alleged untrue, statement of a material fact contained in any Registration Statement, prospectus or preliminary prospectus (as amended or supplemented), or arising out of or related to any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is made in reliance upon, and in conformity with, written information prepared and furnished to the Company by such Seller expressly for use therein; and such Seller will reimburse the Company and each such other indemnified party for any reasonable legal or any other reasonable expenses incurred by them in connection with investigating or defending any such Losses; provided, that the indemnity agreement contained in this Section 6(b) shall be limited to the net amount of proceeds received by such Seller from the sale of its Registrable Securities pursuant to such Registration Statement.

(c)           Any Person entitled to indemnification hereunder will (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt written notice shall not impair any Person’s right to indemnification hereunder, but only to the extent such failure has not prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties exists with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, then the indemnifying party will not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent will not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim will not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim.

(d)           The indemnification provided for under this Agreement shall be in addition to any other rights to indemnification or contribution which any indemnified party may have pursuant to law or contract.

7.             Contribution.

(a)           If the indemnification provided for in Section 6 is unavailable to or is insufficient to hold harmless an indemnified party under Section 6 in respect to any Losses referred to therein, then each indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such Losses (i) in such proportion as is appropriate to reflect the relative fault of the Company, the Sellers of Registrable Securities, any other selling stockholders and the underwriters, if any, in connection with the statements or omissions which resulted in such Losses, or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, then in such proportion as is appropriate to reflect not only the relative fault referred to in clause (i) above but also the relative benefits received by the Company, the Sellers of Registrable Securities, the other selling stockholders and the underwriters, if any, from the offering of Registrable Securities, as well as any other relevant equitable considerations. The relative benefits received by the Company, the Sellers of Registrable Securities, the other selling stockholders and the underwriters, if any, shall be deemed to be in the same respective proportions that the proceeds or commissions from the offering received by the Company, the Sellers of Registrable Securities, the other selling stockholders and the underwriters, if any, bear to the aggregate public offering price of the Registrable Securities. The relative fault of the Company, the Sellers of Registrable Securities, the other selling stockholders and the underwriters, if any, shall be determined by reference to, among other things, whether the untrue statement of a material fact or the omission to state a material fact relates to information supplied by the Company, the Sellers of Registrable Securities, the other selling stockholders or the underwriters, if any, and such Person’s relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

(b)           The Company and the Sellers of Registrable Securities agree that it would not be just and equitable if contribution pursuant to this Section 7 were determined solely by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in Section 7(a). In no event shall a Seller of Registrable Securities be required to contribute pursuant to this Section 7 any amount in excess of the proceeds (net of underwriting discounts, commissions and expenses) received by such Seller from the sale of its Registrable Securities under such Registration Statement. No Person guilty of fraudulent misrepresentation shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

8.             Participation in Underwritten Registrations. No Holder may participate in any underwritten registration hereunder unless such Holder (i) agrees to sell its Registrable Securities on the basis provided in any underwriting arrangements approved by the Holder, and (ii) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements, and other documents required under the terms of such underwriting arrangements; provided, that no Holder shall be required to furnish any information or make any representations or warranties, other than information and representations and warranties regarding such Holder, such Holder’s Registrable Securities and such Holder’s intended method of distribution, and any other information required to be supplied by law. Such Holder shall agree to indemnify the underwriters and other Persons employed by, related to or affiliated with, the underwriters in connection with such registration with respect to any representation or warranty made by such Holder if so required by the underwriters provided that the indemnification obligation of such Holder is pro rata with the other selling security holders of the Company selling securities in such offering and is limited to the aggregate proceeds received by such Holder in connection with such offering.

9.             Definitions.

“Business Day” means any day other than Saturday, Sunday or a day on which chartered banks are closed for business in New York, New York.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, any other business entity and a governmental entity or any department, agency or political subdivision thereof.

“Qualified Public Offering” means a firm commitment underwritten public offering of the Company’s common stock at a price not less than $0.85 per share (subject to appropriate adjustment for stock splits, combinations and other similar recapitalizations affecting the Company’s common stock) resulting in at least $20 million of proceeds, net of the underwriting discount and commission, to the Company.

“Registrable Securities” means (i) the Conversion Shares issued or issuable upon conversion of the Series C Preferred Stock, (ii) the Warrant Shares issued or issuable upon exercise of the Warrants, (iii) the Selling Agent Warrant Shares issued or issuable upon exercise of the Selling Agent Warrants, (iv) the Phoenix Warrant Shares issued or issuable upon exercise of the Phoenix Warrants, (v) the LMG Warrant Shares issued or issuable upon exercise of the LMG Warrants, and (vi) any share capital of the Company issued or issuable with respect to the Conversion Shares, the Warrant Shares, the Selling Agent Warrant Shares, the Phoenix Warrant Shares or the LMG Warrant Shares as a result of any stock split, stock dividend, recapitalization, exchange or similar event; provided, that such securities will not be deemed to be “Registrable Securities” when (a) a registration statement with respect to the sale of such securities has become effective under the Securities Act and such securities have been disposed of in accordance with such registration statement, (b) such securities have been sold to the public pursuant to Rule 144, (c) such securities may be sold to the public pursuant to Rule 144(k), or (d) such securities have ceased to be outstanding.

“Registration Statement” means a registration statement or registration statements of the Company filed under the Securities Act covering Registrable Securities.

“Securities Act” means the Securities Act of 1933, as amended, or any successor federal law then in force, together with all rules and regulations promulgated thereunder.

“Seller” means a holder of Registrable Securities whose such Registrable Securities are included in any Registration Statement.

“Selling Agents” means Legend Merchant Group, Andrew Garrett, Inc., John Thomas Financial and McKyle Clyburn and their respective successors and assigns.

10.           Miscellaneous.

(a)           Remedies. Any Person having rights under any provision of this Agreement shall be entitled to enforce such rights specifically to recover damages caused by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law. The parties hereto agree and acknowledge that money damages may not be an adequate remedy for any breach of the provisions of this Agreement and that any party may in its sole discretion apply to any court of competent jurisdiction (without posting any bond or other security) for specific performance and for other injunctive relief in order to enforce or prevent violation of the provisions of this Agreement. Nothing contained in this Agreement shall be construed to confer upon any Person who is not a signatory hereto any rights or benefits, whether as a third party beneficiary or otherwise.

(b)           Amendments and Waivers. Except as otherwise provided herein, no modification, amendment, or waiver of any provision of this Agreement shall be effective against the Company or the Holders unless such modification, amendment, or waiver is approved in writing by the Company and the Holders of at least a majority of the Registrable Securities then in existence. No failure by any party to insist upon the strict performance of any covenant, duty, agreement, or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute a waiver of any such breach or any other covenant, duty, agreement, or condition.

(c)           Successors and Assigns; Transferability of Registration Rights. All covenants and agreements in this Agreement by or on behalf of any of the parties hereto shall bind and inure to the benefit of the respective successors and assigns of the parties hereto whether so expressed or not. In addition, whether or not any express assignment has been made, the provisions of this Agreement which are for the benefit of purchasers or holders of Registrable Securities are also for the benefit of, and enforceable by, any subsequent holder of Registrable Securities. Notwithstanding the foregoing, in order to obtain the benefit of this Agreement, any subsequent holder of Registrable Securities must execute a counterpart to this Agreement, thereby agreeing to be bound by the terms hereof.

(d)           Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of this Agreement.

(e)           Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which shall constitute one and the same agreement. This Agreement, once executed by a party, may be delivered to the other party hereto by facsimile transmission of a copy of this Agreement bearing the signature of the party so delivering this Agreement.

(f)            Descriptive Headings. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a substantive part of this Agreement. Whenever required by the context, any pronoun used in this Agreement shall include the corresponding masculine, feminine, or neuter forms, and the singular form of nouns, pronouns, and verbs shall include the plural and vice versa. The use of the word “including” in this Agreement shall be, in each case, by way of example and without limitation. The use of the words “or,” “either,” and “any” shall not be exclusive. Reference to any agreement, document, or instrument means such agreement, document, or instrument as amended or otherwise modified from time to time in accordance with the terms thereof, and if applicable hereof.

(g)           Governing Law. All issues and questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

(h)           Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earlier of (i) the Business Day following the date of mailing, if sent by nationally recognized overnight courier service, (ii) five (5) days following the date of mailing, if sent by registered or certified mail (postage prepaid return receipt requested), or (iii) actual receipt by the party to whom such notice is required to be given. Such notices, demands and other communications shall be sent to each Holder at the addresses indicated on its signature page and to the Company at Xplore Technologies Corp., 14000 Summit Drive, Suite 900, Austin, Texas 78728, Attention: Michael J. Rapisand, with a copy to Thelen Reid Brown Raysman & Steiner LLP, 875 Third Avenue, New York, New York 10022, Attention: Jonathan J. Russo, Esq.

(i)            Entire Agreement. This Agreement constitutes the complete agreement and understanding among the parties and supersedes and preempts any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way.

(j)            No Strict Construction. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

(k)           Termination. This Agreement shall terminate on the third anniversary of the date hereof. Upon such termination of this Agreement, all obligations under this Agreement shall terminate and this Agreement shall be of no further force or effect; provided, however, that the indemnification and contribution obligations of the parties set forth in Sections 6 and 7 shall survive any such termination of this Agreement.

*  *  *

IN WITNESS WHEREOF, the Company and each Holder have caused their respective signature page to this Registration Rights Agreement to be duly executed as of the date first written above.

COMPANY:

XPLORE TECHNOLOGIES CORP.

By:
Michael J. Rapisand
Chief Financial Officer